UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

QUALSTAR CORPORATION
(Exact name of registrant as specified in its charter)

California	000-30083	95-3927330
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

130 West Cochran Street, Unit C, Simi Valley, California	93065
(Address of principal executive offices)	(Zip Code)

Steven N. Bronson	(805) 583-7744
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Qualstar Corporation has filed a Conflict Minerals Report for the reporting period from January 1, 2016 through December 31, 2016 herewith as Exhibit 1.01, which is also publicly available on our website at www.qualstar.com.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report for the period from January 1, 2016 through December 31, 2016 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned

QUALSTAR CORPORATION

By:	/s/ Steven N. Bronson
Name:	Steven N. Bronson
Title:	Chief Executive Officer and President	Date: May 26, 2017